UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

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04027415

# FORM SE

## FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

APR 23 2004

Wells Fargo Asset Securities Corporation
Exact name of registrant as specified in charter

0001011663
Registrant CIK Number

8-K FOR 4/23/04
Electronic report, schedule or registration statement of which the documents are a part (give period of report)

333-110283
SEC file number, if available

Name of Person Filing the Document (If other than the Registrant)

PROCESSED
APR 27 2004
THOMSON FINANCIAL

## SIGNATURES

*Filings Made By the Registrant:*

The Registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Frederick, State of Maryland, April 23, 2004.

Wells Fargo Asset Securities Corporation
(Registrant)

By: [signature]
Name: Patrick Greene
Title: Senior Vice President

*Filings Made by Person Other Than the Registrant:*

After reasonable inquiry and to the best of my knowledge and belief, I certify on ____________________, _____, that the information set forth in this statement is true and complete.

By: ______________________________
(Name)

______________________________
(Title)

# wfmbs044l - B1

J.P. Morgan Securities Inc.

| | | | | | | | |
|---|---|---|---|---|---|---|---|
| Balance | $4,550,000.00 | Delay | 24 | WAC | 5.911000000 | WAM | 358 |
| Coupon | 5.500000 | Dated | 04/01/2004 | NET | 5.651 | WALA | 1 |
| Settle | 04/30/2004 | First Payment | 05/25/2004 | | | | |

| Price | 200 PSA | 250 PSA | 300 PSA | 350 PSA | 400 PSA |
|---|---|---|---|---|---|
| | Yield | Yield | Yield | Yield | Yield |
| 98-26.723 | 5.663 | 5.668 | 5.673 | 5.676 | 5.680 |
| 98-30.723 | 5.648 | 5.652 | 5.655 | 5.659 | 5.662 |
| 99-02.723 | 5.632 | 5.635 | 5.638 | 5.641 | 5.643 |
| 99-06.723 | 5.616 | 5.619 | 5.621 | 5.623 | 5.625 |
| 99-10.723 | 5.601 | 5.602 | 5.604 | 5.605 | 5.607 |
| 99-14.723 | 5.585 | 5.586 | 5.587 | 5.588 | 5.589 |
| 99-18.723 | 5.569 | 5.570 | 5.570 | 5.570 | 5.570 |
| 99-22.723 | 5.554 | 5.553 | 5.553 | 5.553 | 5.552 |
| **99-26.723** | **5.538** | **5.537** | **5.536** | **5.535** | **5.534** |
| 99-30.723 | 5.523 | 5.521 | 5.519 | 5.517 | 5.516 |
| 100-02.723 | 5.507 | 5.505 | 5.502 | 5.500 | 5.498 |
| 100-06.723 | 5.492 | 5.488 | 5.485 | 5.482 | 5.480 |
| 100-10.723 | 5.477 | 5.472 | 5.468 | 5.465 | 5.462 |
| 100-14.723 | 5.461 | 5.456 | 5.452 | 5.448 | 5.444 |
| 100-18.723 | 5.446 | 5.440 | 5.435 | 5.430 | 5.426 |
| 100-22.723 | 5.431 | 5.424 | 5.418 | 5.413 | 5.408 |
| 100-26.723 | 5.415 | 5.408 | 5.401 | 5.396 | 5.390 |
| **WAL** | **11.816201** | **10.959922** | **10.287031** | **9.747752** | **9.307286** |
| **Mod Durn** | **8.044** | **7.666** | **7.357** | **7.099** | **6.881** |
| **Mod Convexity** | **0.961** | **0.857** | **0.776** | **0.712** | **0.660** |
| **Principal Window** | **May04 - Feb34** | **May04 - Feb34** | **May04 - Feb34** | **May04 - Feb34** | **May04 - Feb34** |

| Yield Curve | | | | | |
|---|---|---|---|---|---|
| Mat | 2YR | 3YR | 5YR | 10YR | 30YR |
| Yld | 1.85 | 2.26 | 3.12 | 4.136 | 4.98 |

# wfmbs044l – B2

J.P. Morgan Securities Inc.

| | | | | | | | |
|---|---|---|---|---|---|---|---|
| Balance | $2,100,000.00 | Delay | 24 | WAC | 5.911000000 | WAM | 358 |
| Coupon | 5.500000 | Dated | 04/01/2004 | NET | 5.651 | WALA | 1 |
| Settle | 04/30/2004 | First Payment | 05/25/2004 | | | | |

| Price | 200 PSA | 250 PSA | 300 PSA | 350 PSA | 400 PSA |
|---|---|---|---|---|---|
| | Yield | Yield | Yield | Yield | Yield |
| 97-12.003 | 5.849 | 5.863 | 5.875 | 5.887 | 5.897 |
| 97-16.003 | 5.833 | 5.846 | 5.858 | 5.869 | 5.878 |
| 97-20.003 | 5.817 | 5.829 | 5.840 | 5.850 | 5.859 |
| 97-24.003 | 5.801 | 5.813 | 5.823 | 5.832 | 5.841 |
| 97-28.003 | 5.785 | 5.796 | 5.805 | 5.814 | 5.822 |
| 98-00.003 | 5.769 | 5.779 | 5.788 | 5.796 | 5.803 |
| 98-04.003 | 5.753 | 5.762 | 5.771 | 5.778 | 5.785 |
| 98-08.003 | 5.737 | 5.746 | 5.753 | 5.760 | 5.766 |
| **98-12.003** | **5.721** | **5.729** | **5.736** | **5.742** | **5.748** |
| 98-16.003 | 5.706 | 5.712 | 5.719 | 5.724 | 5.729 |
| 98-20.003 | 5.690 | 5.696 | 5.701 | 5.706 | 5.711 |
| 98-24.003 | 5.674 | 5.679 | 5.684 | 5.689 | 5.693 |
| 98-28.003 | 5.658 | 5.663 | 5.667 | 5.671 | 5.674 |
| 99-00.003 | 5.643 | 5.646 | 5.650 | 5.653 | 5.656 |
| 99-04.003 | 5.627 | 5.630 | 5.633 | 5.635 | 5.638 |
| 99-08.003 | 5.611 | 5.614 | 5.616 | 5.618 | 5.619 |
| 99-12.003 | 5.596 | 5.597 | 5.599 | 5.600 | 5.601 |
| **WAL** | **11.816201** | **10.959922** | **10.287031** | **9.747752** | **9.307286** |
| **Mod Durn** | **7.987** | **7.615** | **7.310** | **7.056** | **6.841** |
| **Mod Convexity** | **0.949** | **0.847** | **0.767** | **0.704** | **0.654** |
| **Principal Window** | **May04 - Feb34** | **May04 - Feb34** | **May04 - Feb34** | **May04 - Feb34** | **May04 - Feb34** |

| Yield Curve | Mat | 2YR | 3YR | 5YR | 10YR | 30YR |
|---|---|---|---|---|---|---|
| | Yld | 1.85 | 2.26 | 3.12 | 4.136 | 4.98 |

# wfmbs044l - B3

J.P. Morgan Securities Inc.

| | | | | | | | |
|---|---|---|---|---|---|---|---|
| Balance | $1,225,000.00 | Delay | 24 | WAC | 5.911000000 | WAM | 358 |
| Coupon | 5.500000 | Dated | 04/01/2004 | NET | 5.651 | WALA | 1 |
| Settle | 04/30/2004 | First Payment | 05/25/2004 | | | | |

| Price | 200 PSA | 250 PSA | 300 PSA | 350 PSA | 400 PSA |
|---|---|---|---|---|---|
| | Yield | Yield | Yield | Yield | Yield |
| 94-01.988 | 6.286 | 6.321 | 6.353 | 6.381 | 6.406 |
| 94-05.988 | 6.269 | 6.304 | 6.334 | 6.362 | 6.386 |
| 94-09.988 | 6.252 | 6.286 | 6.316 | 6.342 | 6.367 |
| 94-13.988 | 6.236 | 6.268 | 6.297 | 6.323 | 6.347 |
| 94-17.988 | 6.219 | 6.251 | 6.279 | 6.305 | 6.328 |
| 94-21.988 | 6.202 | 6.233 | 6.261 | 6.286 | 6.308 |
| 94-25.988 | 6.185 | 6.215 | 6.242 | 6.267 | 6.289 |
| 94-29.988 | 6.169 | 6.198 | 6.224 | 6.248 | 6.269 |
| **95-01.988** | **6.152** | **6.180** | **6.206** | **6.229** | **6.250** |
| 95-05.988 | 6.135 | 6.163 | 6.188 | 6.210 | 6.230 |
| 95-09.988 | 6.119 | 6.146 | 6.170 | 6.191 | 6.211 |
| 95-13.988 | 6.102 | 6.128 | 6.152 | 6.173 | 6.192 |
| 95-17.988 | 6.085 | 6.111 | 6.134 | 6.154 | 6.172 |
| 95-21.988 | 6.069 | 6.094 | 6.116 | 6.135 | 6.153 |
| 95-25.988 | 6.052 | 6.076 | 6.098 | 6.117 | 6.134 |
| 95-29.988 | 6.036 | 6.059 | 6.080 | 6.098 | 6.115 |
| 96-01.988 | 6.020 | 6.042 | 6.062 | 6.080 | 6.096 |
| **WAL** | **11.816201** | **10.959922** | **10.287031** | **9.747752** | **9.307286** |
| **Mod Durn** | **7.854** | **7.495** | **7.201** | **6.956** | **6.749** |
| **Mod Convexity** | **0.921** | **0.823** | **0.747** | **0.687** | **0.638** |
| **Principal Window** | **May04 - Feb34** | **May04 - Feb34** | **May04 - Feb34** | **May04 - Feb34** | **May04 - Feb34** |

| Yield Curve | Mat | 2YR | 3YR | 5YR | 10YR | 30YR |
|---|---|---|---|---|---|---|
| | Yld | 1.85 | 2.26 | 3.12 | 4.136 | 4.98 |

The attached information contains certain tables and other statistical analyses (the "Computational Materials") which have been prepared by JPMSI in reliance upon information furnished by the Issuer. They may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for purposes of evaluating said material. Numerous assumptions were used in preparing the Computational Materials which may or may not be reflected therein. As such, no assurance can be given as to the Computational Materials' accuracy, appropriateness or completeness in any particular context; nor as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions, or as legal, tax, financial or accounting advice. Any weighted average lives, yields and principal payment periods shown in the Computational Materials are based on prepayment assumptions, and changes in such prepayment assumptions may dramatically affect such weighted average lives, yields and principal payment periods. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates shown in the Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfalls. The specific characteristics of the securities issued may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical underlying assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance. Neither JPMSI nor any of its affiliates makes any representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yields on the securities.